

BUSINESS PLAN 2021

TABLE OF CONTENTS

<u>Mission Statement</u>

To provide the purest, simplest and cleanest hemp-based products and services in a boutique, craft manner.

SECTION 1: EXECUTIVE SUMMARY

1.1 Company Goals and Objectives

The goal of UNEEK Botanicals is to provide the highest quality hemp products and services in a boutique, craft manner. Those products and services range from education, to genetics, to production of marketable hemp products to the consumer and wholesale market. The objective is to be recognized as a leader in the craft hemp industry with UNEEK products and services commanding a premium in the very competitive space. In short…to be UNEEK.

1.2 Business Philosophy

The business philosophy of UNEEK is to grow and produce high quality hemp products with sustainable techniques and procedures with great attention to detail in the style of a true craftsman. UNEEK's desire is to breed, grow and process our very own genetics in the state of Alabama, thereby ensuring only the most premium flower is being put into our products.

1.3 Owner

UNEEK is owned by Jonathan Brogdon. It was formed in early 2018 with formal incorporation in April 2019. Jonathan Brogdon brings his more than nineteen (19) years of experience in litigation as an attorney to the table. In addition to keeping up with the quickly evolving hemp legal environment, Jonathan has spent many hours in the greenhouses, milling hemp, operating the extraction equipment and whatever else has been required to get UNEEK off the ground.

SECTION 2: INDUSTRY STATUS

2.1 Legal Environment

UNEEK was formed as a Limited Liability Company (L.L.C.) for a variety of reasons. One, it allows for greater flexibility in terms of governance structure. Two, it simplifies record-keeping and reporting to the necessary regulatory agencies. Three, with a small start-up, it allows for easier allocation of debt/income to the principals. UNEEK maintains the proper licenses from the State of Alabama Department of Agriculture and Industries to handle and process hemp into CBD and other viable products.

Although UNEEK's philosophy assures that only the highest quality flower will be grown and the highest quality products will be produced, UNEEK will incorporate the policies and procedures set forth by the U.S. Hemp Authority Certification Program Guidance Procedures to obtain certification from the U.S. Hemp Authority. Additionally, UNEEK is currently putting into place policies and procedures consistent with the Current Good Manufacturing Practices set forth in the Dietary Supplement Health and Education Act of 1994. Implementing these rules and regulations into the very culture of UNEEK will reinforce our focus on providing the highest quality products and services in the style of a true craftsman on a consistent basis.

SECTION 3: PRODUCTS AND SERVICES

UNEEK is a licensed processor/handler that allows it to possess hemp post-harvest. Once dried and cured, the flower can then be processed utilizing state-of-the-art CO^2 procedures and then converted into the finest oil and natural plant-based products on the market.

3.1 Farming Partners

Although UNEEK has produce hemp for use in its own proprietary line of CBD and related products, UNEEK contracts with licensed growers of hemp who each plan to grow not more than ten (10) acres. UNEEK assists each Partner in setting up its grow operation, assists in the selection of stock, and helps the Partner manage its crop throughout the growing season. Come harvest time, UNEEK assists the Partner in harvesting, de-bucking, drying and storing its harvest. We then process each Partner's plant material using our state-of-the-art equipment. The Partner and UNEEK split the revenue from those sales, usually on a fifty-fifty basis.

This approach is different from many hemp processors in the industry who simply purchase the "biomass" from the farmers, often at distressed prices, process and sell the oil, keeping one hundred percent of the revenue. Since UNEEK's approach is as a "craft" extractor, and due to the capacities of the CO^2 extraction technique, UNEEK does not pursue large amounts of plant material. Instead, UNEEK's focus is on producing the highest quality hemp oil and products in the purest form from only the most premium flower.

3.2 Retail Products

Utilizing only the oil extracted by it, UNEEK is developing a full line of nutraceutical or dietary supplement quality products. The current product line includes: 250 mg pet CBD oil, 500 mg CBD oil (natural and peppermint), 1000 mg CBD oil (natural and peppermint), 2000 mg CBD oil (natural and peppermint), 1000 mg CBD relief salves (in three scents, eucalyptus, floral and citrus) in a 1 oz push-up and 1000 mg CBD relief salves (in three scents, eucalyptus, floral and citrus) in 2 oz glass jars. The average retail price of UNEEK's initial product line is $112.86.

UNEEK is presently developing additional products, including, dissolvable CBD and CBN (cannabinol) strips, CBD gummies and THC free oils and salves.

3.3 Independent Distributor Program

UNEEK primarily utilizes a network marketing model of distribution. UNEK has developed a very basic and fair compensation plan. A maximum of 40% of the retail price of each product (the commissionable volume or "CV") is paid out in the form of commissions to the Independent Distributors ("IDs).

Figure One: Products sold at retail price by IDs

PRODUCT	RETAIL PRICE	CV	GROSS PROFIT
Pet oil 250 mg (1 oz bottle)	$40.00	$16	$24
500 mg oil (1 oz bottle)	$60.00	$24	$36
1000 mg oil (1 oz bottle)	$80.00	$32	$48
2000 mg oil (1 oz bottle)	$100.00	$40	$60
1000 mg salve (3 scents) (1 oz push-up bottle)	$45.00	$18	$27
1000 mg salve (3 scents) (2 oz jar)	$75.00	$30	$45
1000 mg salve sample pack (3 1oz push-up bottles)	$120.00	$48	$72

3.4 Wholesale Products

UNEEK has created a Wholesale Program whereby it sells its products in lots of 25 per sku to re-sellers at a 50% discount. The re-seller is then able to sell the products at a 100% mark-up. Thus far, UNEEK has been able to place its products in several local health food stores and independent pharmacies.

Figure Two: Products sold at Wholesale Price by Company.

PRODUCT	WHOLESALE PRICE	COG	GROSS PROFIT
250 mg pet oil	$500.00	$93.50	$406.50
500 mg oil	$750.00	$95.75	$654.25
1000 mg oil	$1000.00	$99.50	$900.50
2000 mg oil	$1250.00	$105.75	$1144.25
1000 mg salve 1 oz	$562.50	$80.00	$482.50
1000 mg salve 2 oz	$937.50	$164.00	$773.50

Figure Three: Products sold at Wholesale Price by IDs.

PRODUCT	WHOLESALE PRICE	COG	CV	GROSS PROFIT
250 mg pet oil	$500.00	$93.50	$200.00	$206.50
500 mg oil	$750.00	$95.75	$300.00	$354.25
1000 mg oil	$1000.00	$99.50	$400.00	$500.50
2000 mg oil	$1250.00	$105.75	$500.00	$644.25
1000 mg salve 1 oz	$562.50	$80.00	$225.00	$257.50
1000 mg salve 2 oz	$937.50	$164.00	$375.00	$398.50

3.5 White Label Product Development

UNEEK has positioned itself with the necessary infrastructure to not only formulate its own retail products, but to bottle and package retail products for those who desire a high-quality product with their label. UNEEK's marketing efforts to increase this line of revenue has only just begun.

SECTION 4: MARKETING AND TARGET CUSTOMER

4.1 Marketing Plan

UNEEK plans to approach marketing from a primarily digital perspective. The main thrust of UNEEK's marketing efforts is through social media and other digital forms such as Youtube, LinkedIn, Instagram, etc. UNEEK offers valuable content to the public at no cost through these delivery systems including information on such issues as: basics of Cannabis, terpene education, the beneficial effects of hemp, harvesting procedures and general discussions concerning the hemp market. UNEEK intends to make its mark in the industry by providing meaningful digital content and information, driving the public to its website and establishing its brand as a craft brand.

4.2 CBD Market

The CBD market is already significant, having generated more than $300 million in sales in 2018. Market observers are forecasting growth in the 33% plus range over the next five years. According to a recent article from *MarketWatch* (Cannabadiol (CBD) Market Size 2020 – Industry Research Update, Future Scope, Size Estimation, Revenue, Pricing Trends, Growth Opportunity, Regional Outlook and Forecast to 2025, published June 9, 2020) it is anticipated that the CBD market will swell to more than $2 billion by 2025. UNEEK is poised, with its focus on high quality, craft hemp products, to be a major player in this industry in the years to come.

4.3 Customers

The typical retail customer for UNEEK's retail products will be someone who is conscious of their health and wellness, concerned about the sustainability of the products they consume, and are advocates of a natural and healthy lifestyle. The anticipated demographic ranges from young adults to seniors. The target customer is a middle to high income earner with discerning tastes; one who recognizes and appreciates the quality of craft products and is willing to pay a premium for high quality, craft products.

SECTION 5: FINANCIALS

The projections in this Section are for illustrative purposes only and are not intended to be guarantees. The projections are based on the following data:

5.1 Cost of Goods

UNEEK is able to keep cost of goods (COG) low because it can control the entire supply chain of hemp and cannabinoid oil.

Figure Four: Cost of Goods of Retail Single Units

PRODUCT	COG
250 mg pet oil	$3.74
500 mg oil natural	$3.83
500 mg oil peppermint	$3.85
1000 mg oil natural	$3.98
1000 mg oil peppermint	$3.97
2000 mg oil natural	$4.23
2000 mg oil peppermint	$4.22
1000 mg salve 1 oz	$3.20
1000 mg salve 2 oz	$6.56
1000 mg salve multi-pack	$12.60

Figure Five: Cost of Goods of Wholesale Packs

WHOLESALE PACK	COG
250 mg pet oil	$93.50
500 mg oil (natural or peppermint)	$95.75
1000 mg oil (natural or peppermint)	$99.50
2000 mg oil (natural or peppermint)	$105.75
1000 mg salve (1 oz)	$80.00
1000 mg salve (2 oz)	$164.00

5.2 Profit on Products

UNEEK's average profit per retail product sold through its' ID program is $40.58. The average profit per unit of products sold in its Wholesale Program by the Company itself is $726.92. The average profit per unit of products sold in its Wholesale Program by IDs is $393.58.

5.3 Projected Gross Revenue

While it is somewhat difficult to project income with a start-up, especially one in an industry as young and potentially volatile as this one, an attempt will be made to project income. As of the date of this document, UNEEK has approximately 150 people across the country selling UNEEK's products, who are compensated by earning commissions on each sale. Assuming each salesperson sells only six individual retail units per month, UNEEK's monthly gross revenue would be $101,574.

5.4 Accounting

UNEEK will utilize traditional methods of accounting with respect to its books and will keep its books based on the calendar year as the fiscal year. Quickbooks has been used thus far to keep up with expenditures and income. Bookeeping personnel will be utilized, preferably in-house, to maintain the accounting records in both Quickbooks and Excel format.

Recognizing that hemp businesses have special tax concerns, UNEEK has contracted with a CPA firm specializing in cannabis, Anderson Accounting in Atlanta, Georgia.

SECTION 6: OPERATIONS

6.1 Processing Facilities

All processing of hemp flower (and, in the future, of ancillary botanicals) take place at its 7,000 square foot manufacturing facility in Pell City, Alabama. Within that facility, there are approximately 2,000 square feet of office space, with plans to expand those offices as needed. In the remaining 5,000 square feet, the premium flower is ground using high speed milling equipment, decarboxylated and the CBD oil is then extracted using state-of-the-art CO^2 extraction equipment. The oil is then further processed and formulated into UNEEK's craft, small batch products.

6.2 Human Capital

In an effort to keep costs down, UNEEK has relied primarily on the labor performed by the owner and his family and friends to this point. UNEEK has recently hired an assistant to the owner and two part-time production technicians. The essential positions that are anticipated to be filled are: multi-media/marketing specialist, administrative assistants/customer service representatives, extraction technician, bottling/formulating technician and chemist. Although UNEEK will initially operate on a traditional "9 to 5" schedule, it is prepared to scale up to 24/7 production as demand dictates.

6.3 Key Assets and Intellectual Property

UNEEK has developed its own processes and procedures for the processing and formulation of high-quality cannabis products. Additionally, UNEEK possesses approximately 3,000 pounds of quality, organically grown hemp flower. UNEEK presently has pending an application for trademark of its logo and related marks. Working in conjunction with its IP attorney, Parrish Nordan, *Esquire*, of Dallas, Texas, UNEEK plans to expand its IP holdings to enhance the value of its brand.

SECTION 7: FUNDING

7.1 Initial Start-Up Costs

The initial start-up costs thus far have been provided by the owner. As he transitions from his law practice to full-time at UNEEK, it is essential that additional sources of funds be identified and pursued until such time as UNEEK is operating on a cash positive basis. The owner has initiated a Mainvest account and will be launching the first campaign in the very near future, with a goal of raising from $50,000 to $200,000.

7.2 Prospective Investors

The owner has chosen to build the company within his means to this point, rather than to seek outside funds from venture capitalists, angel investors and the like. However, he realizes the realities of costs of marketing and establishing a brand in this very competitive cannabis environment, he is presently exploring the potential of additional capital campaigns. Since he owns all the shares of the company, there is significant equity that may be leveraged in exchange for significant investment.